A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-POWER ENERGY GENERATION SYSTEMS, LTD. ANNOUNCES DEPARTURE OF MR. ROBERT B. LECKIE

SHENYANG, China, June 17, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that Mr. Robert B. Leckie resigned from A-Power’s Board of Directors on June 14, 2011.

Mr. Leckie resigned as a result of concerns that his views on process and best practices were not necessarily shared throughout the Company, but Mr. Leckie has confirmed to the Company that his resignation was not prompted by any disagreement with A-Power on any matter relating to the Company’s operations, policies, or practices.

The Board of Directors of the Company, through the Nominating and Corporate Governance Committee, will seek to identify a qualified individual to fill the vacancy on the Board of Directors created by Mr. Leckie’s departure.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010, and in May 2010 purchased an interest Hallys Corporation.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

For additional information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397 in the USA
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com